Exhibit 99.1

Buenaventura Announces Second Quarter and 2017 Estimated Production per Metal Results

LIMA, Peru--(BUSINESS WIRE)--July 6, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced preliminary 2Q17 production results and 2017 operating guidance (100% basis).

	1Q17 (Actual)	2Q17 (Actual)	6M17 (Actual)	2017 (Estimated )
Gold (Oz.)
Orcopampa	42,332	46,917	89,248	190k - 200k
Tambomayo	0	12,454	12,454	60k - 90k
La Zanja	32,255	30,647	62,902	115k - 125k
Tantahuatay	31,245	31,725	62,970	145k - 155k
Yanacocha	137,621	120,856	258,477	530k - 560k

Silver (Oz.)
Uchucchacua [1]	4,021,722	4,311,194	8,332,916	17.0M - 18.0M
Julcani	666,236	647,883	1,314,118	2.6M - 2.8M
Mallay	320,372	380,369	700,742	1.0M - 1.3M
Tambomayo	0	295,379	295,379	1.6M - 1.9M
El Brocal	1,044,908	976,757	2,021,665	3.5M - 4.5M

Zinc (MT)
El Brocal	16,903	12,166	29,069	50k - 60k
Uchucchacua [1]	1,882	2,867	4,749	7.5k - 8.5k
Mallay	2,174	2,244	4,418	7.0k - 9.0k
Tambomayo	0	59	59	2k - 5k

Copper (MT)
El Brocal	11,155	10,308	21,463	55K - 65K
Cerro Verde	118,744	TBA	TBA	500k - 550k
1. Production from 2Q17 considers 82,525 Ag Oz and 82.43 Zn MT from Uchucchacua´s material treated in Mallay´s processing plant.

Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines and through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache) and is developing the San Gabriel Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

CONTACT:
Contacts in Lima:
Carlos Galvez, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 – 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
Contacts in NY:
Barbara Cano, (646) 452 2334
barbara.cano@mbsvalue.com